SciVac Therapeutics RESUMES Sci-B-VAc™ STANDARD manuFActuring

VANCOUVER, BRITISH COLUMBIA – Sept. 21, 2015 -- SciVac Therapeutics Inc. (TSX:VAC) (OTCQX:SVACF) announced today that its wholly-owned subsidiary SciVac Ltd. (the “Company”) has received approval from the Israeli Ministry of Health to resume all standard manufacturing, including labeling and release of Sci-B-Vac™ to the market, following corrective actions to the automated labeling process and an inspection of the Company’s facilities earlier this month.

Following an internal inspection which revealed that a number of packages of Sci-B-Vac™ hepatitis B vaccine contained a small number of damaged vials, the Company, after consulting with the Israeli Ministry of Health, recalled the batches of concern from the market as a precautionary measure. The Company has reported its findings to the Israeli Ministry of Health and to date there have been no reports of harm to any patients, nor have there been any reports or concerns with respect to Sci-B-Vac’s™ efficacy or safety. The investigation carried out by the Company indicated that damage occurred in the labeling process, and since the recall was not based on the safety or efficacy of Sci-B-Vac™, the Company continued all other aspects of manufacturing without interruption during the brief time period following the recall.

About SciVac Therapeutics Inc.

SciVac Therapeutics Inc., headquartered in Rehovot Israel, is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant 3rd generation hepatitis B vaccine. The Company is also developing an early-stage enzyme-based product designated S-Graft, which is a recombinant human deoxyribonuclease I, a repurposed biological therapeutic intended for the prevention and treatment of graft-versus-host disease (GVHD). The Company also offers contract development and manufacturing services to the life sciences and biotechnology markets.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX), the Frankfurt Stock Exchange nor the OTCQX accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the expected effect of the product recall on SciVac Therapeutics’ business are forward-looking statements that involve various risks and uncertainties.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: market reaction to the recall, the effect of the recall on the use of Sci-B-Vac™ vaccine, the effect on SciVac Therapeutics’ operations of rectifying the issues that lead to the recall, litigation or regulatory action relating to the recall, the effect of the recall on SciVac Therapeutics’ actual financial results, general economic conditions and other factors detailed from time to time in SciVac Therapeutics’ periodic disclosure. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on SciVac Therapeutics’ current expectations and it undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SciVac Therapeutics Inc.
Curtis Lockshin
Chief Executive Officer
+972-8-948-0625
lockshin@scivactherapeutics.com
www.scivactherapeutics.com